_________________________________________________________________________________

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Date of 24 October 2003

BHP Billiton Plc

Registration Number 3196209

Neathouse Place

London SW1V 1BH

United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Speech by Don Argus - Chairman, BHP Billiton and
Chip Goodyear - Chief Executive Officer, BHP Billiton
Annual General Meeting BHP Billiton Plc - 24 October 2003

Don Argus, Chairman, BHP Billiton

Good morning everyone.

Let me start today by giving you a brief overview of how we have performed against our over-riding objective of creating value, and how we see the global economy and the outlook for the year ahead.

At BHP Billiton, our over-riding objective is to create long-term value. This is something we take very seriously.

For instance, in the BHP Billiton charter we talk about creating value for around 320,000 shareholders, for our customers and suppliers, for the communities in the 30 or so countries in which we operate, and for our 35,000 employees.

In other words, our objective is to continually build a world-leading company that generates sustainable returns over the long term.

The merger of BHP and Billiton and the creation of the dual listed company was integral to that objective.

The Board and management recognised the changes taking place in the industry and the global economy. They saw that merging these two companies by way of a DLC was the ideal response to those changes.

If we use value creation as the measure, the reality is that the fundamental rationale for the creation of BHP Billiton has been proven. The new group is now delivering real value to shareholders and other stakeholders, demonstrating the soundness of the decision.

We are well on our way to achieving all the merger benefits we laid out at that time. There is a new momentum building in BHP Billiton.

To remind you of the progress we have made, let me briefly refer to our scorecard, showing where we are positioned today against the objectives we set at the time of merger.

One of our key goals is Zero Harm to people and the environment. This is something that guides our actions in everything we do and I am very proud of the leadership position we have taken in relation to our Health, Safety, Environment and Community (HSEC) performance.

Effectively managing these aspects of our business is not an "add-on" to what we do. It is an integral part of how we operate. It not only delivers sound environmental and social outcomes, it reduces the company's risk profile, makes us more efficient in our use of resources, makes us a preferred member of the community and makes BHP Billiton more attractive to investors.

Our recently released HSEC Report details the progress we have made. Copies are available from our website.

While we have accomplished a great deal in this area through the year, it saddens us that although we got close, we were unable to meet our target of zero fatalities.

In addition to our goal of Zero Harm, the company's charter clearly recognises that our success as a business is directly linked to our relationships with the communities where we operate. This is an area where we have made, and continue to make, significant progress.

It is also worth noting that we commit a minimum of one per cent of our pre-tax profit to community programs. In the past year we in fact spent 1.4 per cent and the quality of our programs has been recognised by a number of external bodies.

We take very seriously disclosure of our social and environmental performance and we have again based our HSEC Report on the Global Reporting Initiative.

While it is not easy to meet the expectations of all our stakeholders through one report, we have been very pleased with the feedback we have received on our 2002 report, including three external awards.

Looking again at the scorecard, it is equally as important to note the progress we have made in commissioning five major projects, improving our credit rating and cutting operating costs.

Our results for the 2003 financial year are another indicator of the real momentum the BHP Billiton group is gaining.

In one of the most difficult years for the resources industry, and most other industries, we delivered strong results. Sales, profits and dividends were up.

Importantly, the company is in strong financial shape with robust cash flow, gearing down and interest cover up.

At the time of the merger, BHP Billiton had a market capitalisation of US$28 billion. Today, BHP Billiton has a market capitalisation of around US$50 billion; nearly 80 per cent higher, even allowing for exchange volatility.

Earnings before interest and tax (EBIT) was 12 percent higher at nearly US$3.5 billion.

Currency adjustments meant attributable profit was up only three per cent to US$1.9 billion. However, if you adjust for the currency translation, you will see the real underlying profit performance was up 36 per cent, equivalent to a rise of US$614 million. This demonstrates the underlying strength of the group.

Cash flow generated by the business and available for further investment remained strong at US$3.6 billion. This strong cash flow gave the board the confidence and ability to increase the dividend by 11.5 percent over last year, despite our heavy capital commitments.

So, despite the problems in the world economy and the issues the Board had to deal with through the year, the financial results demonstrate that we have created a world leading company that can generate sustainable returns throughout the economic cycle.

At a time when much of the financial market focuses on quarterly results and measures value in terms of share price performance over a few weeks, let me take a few moments to discuss our approach to creating value.

In the resources industry we are in a long-term business. We have to make decisions and commit capital where the payback can be measured in decades, not months. Our challenge is to continually balance our portfolio so that we can generate consistent returns, year after year.

It is important to understand the difference between enterprise value or long-term value, which is based on the ability of the company to generate cash, and the value that the market places on the company. Market value reflects a variety of external factors, many of which are outside the control of management or any board.

Of course, it is gratifying to see the share price of the company strengthen, as it has done over the past few months, and we believe the increase in the share price does reflect to some degree the market's confidence in our performance.

As I said earlier, BHP Billiton today has a market capitalisation of about US$50 billion, compared with US$28 billion at the time of the merger.

To give you an idea on how the market valuation of the company has increased, a shareholder who invested Pounds 1,000 in Billiton Plc in 1998 would now have a holding in BHP Billiton Plc worth Pounds 3,737.

Let us look also at how the share price has performed against the major indices. This graph shows BHP Billiton's share price performance against that of the FTSE 100 and S&P 200 since October 1998.

But there is a more fundamental way to measure the value of the company, which directly reflects the underlying performance of our assets and the strategies put in place by our management team.

Essentially that comes down to the ability of the company to generate cash, which can then be invested into the development of more assets and operations, to provide a return on capital that further increases the value of the company.

BHP Billiton is a tremendous cash generator. As well as increasing the dividend, and we have a policy of continuing to do so, that cash is enabling us to fund the development of a series of major projects around the world.

We have 14 major projects, worth around US$4.6 billion, under development. The challenge will be to deliver these projects on or under budget and schedule, and ensure they provide a healthy return on capital so that, once again, we increase the value of the company for shareholders and provide for continued long-term growth.

In considering our future performance and our continuing ability to generate value for shareholders, we need to look beyond the industry to the trends in the world's markets.

While the European economy remains flat, we are seeing some strengthening in the US market, which we expect to continue over the next few quarters.

The Japanese economy has expanded for six consecutive quarters. Strengthening domestic demand, combined with strong growth in the Asian region, including China, should support a continuation of the modest recovery.

We are confident about continuing very strong demand out of China but warn that growth will not necessarily be consistent.

Certainly, Chinese demand for commodities is likely to broaden beyond the strong demand for iron ore and alumina that we have benefited from over the past year; it would not be surprising if the Chinese demand for nickel and other stainless steel components increases beyond general expectations.

While the recent rally in commodity prices, particularly nickel, copper and oil, eases some immediate pressures on the industry, the global economic situation is still such that, overall, we should expect a continuation of the tough, albeit improving, environment for commodities.

That said, the Board is confident that BHP Billiton has a strategy in place that ensures we continue to generate strong cash flows and optimise the return from our assets.

A central platform of this strategy is the mix of commodities, assets and geography. We are the only major diversified resources company in the world with a significant oil and gas component in our portfolio, and this investment continues to deliver sound economic value to the group.

As I have mentioned, BHP Billiton has around 100 operations in 30 countries, handling about 20 different commodities.

This diversity means that throughout the economic cycle, when some commodities inevitably will be weaker than others, BHP Billiton is able to generate a stable and consistent cash flow, and so avoid the traditional boom and bust cycles of the resources industry.

The stable nature of our performance is demonstrated by our quarterly EBITDA, or cash flow, which, over eight quarters, consistently sits around the US$1.2 billion mark.

That, ladies and gentlemen, is why I believe you have your interest in the world's premier supplier of natural resources.

At this point, let me, on your behalf, thank all BHP Billiton employees for their contribution and dedication over the last 12 months.

I would also like to pay tribute to my Board colleagues, who again demonstrated extraordinary commitment and professionalism in addressing some of the more difficult issues we have had to confront as we pursue our objective of creating real value in the business.

Chip Goodyear, Chief Executive Officer, BHP Billiton

Given Don's introduction I am going to focus my comments on the operational performance of the company, our growth pipeline, remind everyone of our strategic focus and finally some of the challenges that face us in the year ahead.

I would like to start by reminding everyone where we are located and our different customer sector groups.

The major locations of our production are predominantly in the Southern hemisphere, in the mineral rich areas of the world (Australia, South Africa, Latin America) although we do have some operations in North America (Gulf of Mexico petroleum, some thermal coal in the US and Ekati, our diamond mine in the NW Territories in Canada).

We sell into the major resource consuming markets of North America, Europe, East Asia through our marketing hubs in The Hague and Singapore.

Customer Sector Groups, or CSGs as we call them, bring together businesses with common customers, for example, Carbon Steel Materials produces the input materials for the steel making business, iron ore, coking coal and manganese.

I will now focus on the operating performance over the last year of each of our CSGs. You will see a number of recurrent themes relating to our cost savings drive, delivery of new projects and increased production led by strong customer demand for our products and finally the impact of currencies on our business.

Petroleum
  Our Petroleum business is a major differentiating feature of BHP Billiton over the other large diversified resource companies.
  Last year this business, covering upstream oil and gas produced around a third of our profits.
  Profits were up compared to the previous year mainly as a result of higher average realized prices, offset by lower production that declined by nine per cent to 122 million barrels of oil equivalent.
  This group also had excellent exploration success in the Gulf of Mexico, Trinidad and off the west coast of Australia and as a result sanctioned two major projects during the year at Atlantis in the Gulf of Mexico and Angostura off the coast of Trinidad.
  Looking forward we expect production to be similar to last year before the benefits of our deep water exploration activities show through in higher production from the end of calendar year 2004 with the commencement of Mad Dog in the Gulf of Mexico and Angostura in Trinidad.
  Petroleum will remain a major driver of growth over the next few years.

Aluminium
  Our Aluminium business includes our two large aluminium smelters in southern Africa, Mozal, shown here in the slide, and Hillside, and our world-class alumina refinery at Worsley in Western Australia.
  Our Aluminium business had an excellent operating performance last year producing US$581 million of profit for the group, up 18 per cent on the prior year.
  Performance was driven mainly as a result of improved operational cost performance on the back of our operating excellence programme that seeks to continually optimise the performance of our various operations.
  FY2004 will also benefit from the 250,000 tonnes per year expansion of our Mozal smelter in Mozambique, delivered seven months ahead of schedule and the recently commissioned 150,000 tonne expansion at Hillside in South Africa.
  We recently approved the expansion of the Paranam alumina refinery and are studying an expansion of the Worsley alumina refinery to take advantage of growing demand for this product.

Base Metals
  Base Metals also showed improvement last year with profits up by 50 per cent mainly as a result of higher prices for copper and increased production from our giant Escondida copper operations, shown here, with the expansion of this operation.
  Also during the year we benefited from a full year of operations from Antamina in Peru, although results were adversely impacted by our continued copper curtailments at Tintaya and Escondida.
  In response to improved copper fundamentals we announced the start up of our Tintaya operations in Peru and we expect to see shipments of concentrate from this operation early next year.
  We have taken the opportunity this year to sell out of our Argentinean Base Metals assets at Agua Rica and Alumbrera for a total consideration of US$199 million.
  2004 will see the resumption of full capacity of Escondida and we expect to consider bringing forward the construction of Escondida Sulphide, a copper leach operation in Chile, and will continue to progress the Spence project, a 200,000 tonnes per year copper project, also in Chile.

Carbon Steel Materials

  Carbon Steel Materials was our second largest contributor for this year and as I said earlier comprises sales of iron ore, coking coal and manganese.
  Despite record production from our iron ore operations this year, our profits were slightly down as a result of the lower iron ore prices negotiated in May 2003 and the impact that the strong Australian dollar and South African rand had on our operating cost base.
  This business should benefit from higher iron ore prices negotiated this year together with continued strong demand from Asian markets, although the strong Australian dollar and rand will put cost pressure on this business.
  In July, we announced the acceleration of certain projects in this division on the back of demand growth in China and look forward to increasing capacity in a capital efficient manner.

Diamonds and Specialty Products

  Included in this CSG is our Ekati diamond mine in Canada, our mineral sands operations in South Africa and our metals distribution business in the US.
  Diamonds had a good year with production up and costs down mainly resulting from increased plant throughput of ore and processing efficiencies.
  Our Integris metals distribution business benefited from lower costs, although demand in the US remains subdued.
  The key challenge for this business is to take an excellent diamond asset, in Ekati, and move it to an excellent diamond business through the discovery of further diamond resources. We have a number of promising partnerships with juniors in a number of areas that should assist with this aim.

Energy Coal
  Energy Coal had a very tough year impacted by the so-called 'perfect storm' of lower coal prices, a strong rand and high inflation in South Africa.
  Together with the loss of US$124 million of profit last year from the now sold PT Arutmin operations in Indonesia, this business had profits 65 per cent lower than last year at US$ 190 million.
  As a result, the business has embarked on a programme to ensure that it is profitable throughout the economic cycle and assuming a strong currency cost base. We expect to see the positive impact of this programme in the second half of this financial year.
  Looking further forward we have the ramp up of operations in the Hunter Valley in Australia and are also looking to expand operations in Colombia, providing healthy growth for this CSG.

Stainless Steel Materials

  Our Stainless Steel Materials business covers the input materials for stainless steel, mainly nickel and chrome.
  This business had a compete turn around from last year with profit up from US$3 million to US$150 million.
  This business benefited from higher prices, but also improved cost performance across all of our nickel and chrome operations coupled with record production from our Queensland and Colombian nickel operations.
  We are in the process of finishing off the feasibility study for the 45,000 tonnes per year Yabulu/Ravensthorpe nickel project in Australia that should be before the Board for approval in the first half of 2004. Once complete this will make us the third largest nickel producer in the world.

All of the businesses that I have just run through produce a lot of cash and each of the businesses are separately cyclical. As we have just seen oil prices were up, but coal prices were down. The Australian dollar and South African rand were strong relative to the US$, but some of our US$ prices were up, such as for nickel and copper.

The result is that in the majority of circumstances our cash flows remain quite stable.

Stable EBITDA

At just two years old, we are still a young company, but EBITDA shows how stable the cash flow has been in each of the eight quarters since the merger. During this period we have had a number of major economic shocks and significant price volatility; oil prices ranging from $18 to more than $30/barrel, copper as low as 58c/lb and as high as 80c/lb. Despite all of these things, the portfolio has consistently generated cash, as shown by EBITDA, of around US$1.2 billion per quarter. With the projects due to come on stream over the next few years we are confident that our cash flows will not only be stable, but will steadily increase over the coming quarters and years.

At this point I would like to look a little closer at how we are spending this cash with our growth pipeline.

Growth - from project pipeline

Stability of cash flow means that we can invest through the cycle.

To briefly describe our project pipeline, along the middle runs a time line. Each bubble is a project, with the size depicting the size of our investment and colour the commodity involved. The arrows depict the time of start up of operations. At the top we have brownfield projects that benefit from existing infrastructure and so are very capital efficient and at the bottom we have green field, or new, projects.

Projects currently under construction represent around US$ 7.5 billion of investment. These projects can all be funded from internally generated cash flows. We believe that the returns offered by these projects provide good value for our shareholders, but they have to be delivered to time and cost.

Growth - Completed projects

Since the merger we have commissioned eight major projects all to time or ahead of time and in total some 10 per cent below budget, saving US$220 million in total.

As we progress through more and more projects we learn and get better at the delivery, demonstrating the skill set we have in implementing projects. Single commodity companies don't have the continuous flow of projects and so are not necessarily good at building say, copper or nickel projects just because it is their business. The fact that we do lots of projects means we have the people, processes and systems in place to do them well - practice makes perfect.

Delivering projects to time and to cost is no accident. We have rigorous processes in place at each stage, from approval through to development to ensure that risks are identified and properly managed. Key to our project success is the upfront work done. As our industry, and indeed this company, has shown in the past, making poor decisions on investment can and will destroy shareholder value.

I am happy to say that we are now building up a solid track record of project delivery and there is nothing better to give the life of a project an additional boost by coming in ahead of time or ahead of cost.

I would now like to change gear a little and talk about our strategic focus and reiterate the strategic presentation we made in April 2002.

Strategic Focus

Our strategic focus sums up how we think about our business and where we see our ability to add value in the future.

At the base of the pyramid sit our long life, low cost, high quality assets. These assets will be around for many years to come and provide the cash flow that underpins our ability to invest in the business and provide returns for shareholders.

Then we have our cost savings and efficiency targets, US$770m in total by June 2005, of which we have delivered US$595m to date. Our view is that over time, prices for our products decline in real terms, so we need to ensure that we focus on driving down our unit costs in order to maintain or enhance our profitability. The majority of our assets are already at the low end of the cost curves for their respective industries; our cost savings program is not about turning around inefficient businesses, it is about ensuring that the best get even better.

Next is the growth pipeline, which is a key part of our strategic focus. The track record that we are building up of delivering projects to time and cost is a major creator of value.

Growth also encapsulates other "non-traditional" examples of how we use our position to provide superior growth prospects, for example the use of Falcon as an exploration tool and our marketing operations provide examples of this.

These first three segments are all within our control and where the vast majority of our 35,000 employees focus their efforts.

We now come to external areas of value creation. Firstly, we will always look at bolt-on acquisitions. Here, where operations are contiguous with existing ones, or where we are buying out a partner, it is almost always the case that we will be the best buyer.

Then last but by no means least, we come to public markets mergers and acquisitions (M&A). This year has not seen any major new acquisitions, but we have been busy evaluating a number of opportunities. M&A is very much a part of our strategy but we will remain disciplined and consider how those opportunities add value to BHP Billiton. If we are the "right" buyer for an asset, we certainly have the balance sheet to compete.

I would also note that we have been active this year in managing the portfolio, through the divestment of a number of assets and investments, where they did not fit with our strategy, for example the demerger of BHP Steel at the start of the year, the sale of our indirect stake in CVRD and our Argentinean copper assets, Alumbrera and Agua Rica. We will continue to look at these kinds of opportunities, where assets hold little strategic value to us, but others are able to value them more highly.

Finally today I would like to highlight some of the key challenges that we see for FY2004.

Challenges for FY2004

First, to maintain profitability and keep producing that cash, we need to continue our focus on operating our assets as reliably and efficiently as possible. This is a key driver of value.

Next, we need to deliver growth through the project pipeline. Building our projects to time and cost is a key way to enhance shareholder value.

We need to position the business to enable us to capture value from the growing Asian and, particularly, Chinese market. China is a major driver of growth in the world today and we see that continuing for some time to come.

Finally, we need to ensure that when new opportunities arise, we are ready to take advantage of them. Our global footprint and commodity mix gives us a lot of visibility to opportunities around the world. BHP Billiton has the financial strength and operational flexibility to ensure that we are best placed to take advantage of these as they arise.

Today, BHP Billiton is stronger than it has ever been and I hope that you will continue to put your faith in us as we carry on developing the BHP Billiton story.

Don Argus, Chairman, BHP Billiton

Before moving to the formal part of the meeting, I want to pay tribute to Cor Herkstroter who retires from the Board at the conclusion of this meeting.

Cor made an immeasurable contribution to the development of the former Billiton Plc and his intimate knowledge of that company has been invaluable in assisting with the transition to the dual listed company structure of BHP Billiton Plc. I am sure all shareholders join me in thanking him for his contribution and wish him a healthy and satisfying future.

In January of this year Brian Gilbertson resigned as Chief Executive Officer following irreconcilable differences with the Board, and Chip Goodyear succeeded him.

As I am sure you will have observed, Chip has settled into his new role extremely well and, along with his young and outstanding executive team, continues to execute the strategy outlined to the market in April 2002 in a very professional manner.

While it is not my practice to dwell on the past, it is fitting that I pay tribute to Paul Anderson and Brian Gilbertson, who shared the vision for the merger of BHP and Billiton, and to whom we can attribute the outstanding success of the integration process.

In February this year Dr John Buchanan joined the Board as a non-executive director and is the senior independent director for BHP Billiton Plc. John's profile is outlined in the Notice of Meeting so I will not repeat that detail, but John's experience and knowledge is already proving invaluable as we continue to improve the long-term value of this group.

Mike Salamon, whose profile is also outlined in the Notice of Meeting, joined the Board in February as an Executive Director and, again, Mike's extensive operational knowledge is of great assistance as we implement the group's growth strategies.

Since the merger, the Board has been reduced from 17 directors to nine non-executive directors and two executive directors, and the composition and skill sets will be kept under review to ensure that we keep the Board vital.

We have engaged an international search firm to assist in identifying a list of candidates with appropriate skills and capabilities to consider for a replacement for Cor Herkstroter.

I would now like to turn to a few issues that have been topical over the last 12 months.

As you will recall, at the last Annual General Meeting we endeavoured to bring the whole issue of executive remuneration closer to shareholders by requesting you to approve not only the Group Remuneration Policy but also the Group Incentive Scheme and participation in that scheme by the executive directors.

These initiatives were approved and we have received recognition for the principles of transparency that we have adopted, and for ensuring that we demonstrate a clear link between reward and performance in our remuneration arrangements.

BHP Billiton's Remuneration Policy consists of six key principles:

1. Competitive rewards to attract and retain executive talent on a global basis.

2. Rewards to executives linked to creation of value to shareholders.

3. Demanding key performance indicators apply to delivering results across the single economic entity.

4. Performance indicators include financial and non-financial measures of performance.

5. Remuneration arrangements ensure equity between executives.

6. Severance payments on termination limited to pre-established contractual arrangements that do not commit the Group to make unjustified payments for non-performance.

Remuneration structure consists of:

  Base pay and benefits.
  Incentive arrangements.
  Retirement benefits.

Now let me walk you through an explanation of our how we package remuneration; it is the same structure as I presented to you last year because the same principles apply.

On this occasion I will use Chip Goodyear's salary structure as an example, as the details have already been announced to the market, and they are summarised in the Annual Report.

Chip's compensation is made up of three components. The first is a base salary. This is determined by reference to:

  the scope and nature of his experience and performance;
  his span of control; and
  comparative market data.

Fixed remuneration is equal to 49% of what he could earn for the year if he were to meet his target level of performance.

Then, at the beginning of every financial year, the Remuneration Committee and the Board set performance hurdles.

These performance hurdles are divided into five categories:

  Health and Safety and the Environment - our performance against targets is published in the HSEC Report;
  Financial;
  Operational - this may include business related initiatives such as the development of one part of the business or exit from another;
  Community - the company is committed to enhancing the living standards in the communities in which we operate; and finally
  Personal - this may include, for example, elements of leadership or special projects.

The third step occurs at the end of the financial year, when an executive's performance is assessed against the performance hurdles and a decision is made on the extent to which they have been met.

It is this assessment that quantifies the annual bonus to be paid.

Page 51 of the Annual Report reflects the different levels of performance achieved in relation to each of these measures last year.

The fourth step is to divide the bonus in half. Half is paid in cash to the executive. The other half must be used to convert into deferred shares and/or options.

Irrespective of whether the bonus is converted into shares or options, those shares or options are fully paid for and must be held by the executive for a further two years, and will only vest if the executive is still employed by the company at the end of that period.

This means that it is three years from the beginning of the period in which the bonus was earned before the shares or options will vest.

I again emphasise that there is no further performance measurement required because the performance had to be there before the shares or options could have been issued in the first place.

The fifth step involves the issue of performance shares to match the number of deferred shares, or options, which have been issued. These shares must be held for a further three years and will only vest if additional performance hurdles are met.

These additional hurdles are based on the Total Shareholder Return (compared against a group of other companies) and Earnings Per Share growth over the period. If these hurdles are not met, then the performance shares will not vest.

BHP Billiton's Group Incentive Scheme is transparent and clearly set out in the Annual Report.

Now let me explain how the remuneration structure works in Chip Goodyear's case if he meets his target performance levels.

His base salary and retirement benefits total US$1,850,000 per year. This is the fixed part of his remuneration.

The short and long-term incentives make up the "at-risk" part, which together total US$1,916,250, making the total estimated remuneration, if he meets his target performance levels, US$3,766,250. Obviously, he has the potential to earn more if he meets stretch targets.

One issue that has concerned shareholders in recent times is the amount that companies pay when the services of a chief executive, or other senior executive, are terminated. BHP Billiton faced this situation earlier this year when Brian Gilbertson resigned. In that case, termination payments were structured in three categories:
  First, an amount was paid under Mr Gilbertson's contracts of employment;
  Second, Mr Gilbertson retained entitlements to some shares; and
  Third, Mr Gilbertson retained his entitlement to his pension.

Let me deal first with the payments made under Mr Gilbertson's contracts of employment.

These payments totalled Pounds 4,219,605 and represented payments through to the end of the contract term, which was 30 June 2005.

Mr Gilbertson's contracts had terms that were longer than the period allowed in the Group's policy. This was considered necessary at the time of the merger when the Boards felt that it was important to ensure ongoing stability in key management positions. As events have unfolded, this has not turned out to be the case. However, the Group had no option but to meet Mr Gilbertson's contractual entitlements.

As I have said, the Group has a policy to ensure that new contracts for senior executives have notice periods that do not exceed 12 months, unless there are exceptional circumstances.

The second element of Mr Gilbertson's entitlements related to his participation under existing employee share plans.

At the time of Mr Gilbertson's retirement, no entitlements to shares under any of the existing share plans automatically vested. Rather, Mr Gilbertson was entitled to retain rights to shares. Those rights were reduced pro-rata to reflect his period of service.

At the time of his resignation, Mr Gilbertson was entitled to 760,111 rights to shares. He forfeited 531,436 rights. The remaining entitlements will only vest if the pre-determined performance hurdles are met, in which case Mr Gilbertson will be entitled to participate in the same way as other participating executives.

The third element of Mr Gilbertson's entitlements relate to his pension. Not unlike other executives in the United Kingdom, Mr Gilbertson participated in a defined benefit pension plan.

I remind you that a defined benefit plan guarantees the recipient an amount of money, irrespective of the investment performance of the fund into which contributions have been made. We have recently revised our policy to close these plans to new entrants because they can place a considerable financial burden on any company.

Under the terms of his defined benefit plan, Mr Gilbertson had pensionable service of over 30 years. He accrued an entitlement under that plan which can be paid either as a lump sum or as an annuity. To date the company has not been advised by Mr Gilbertson of how he wishes to take his pension entitlements.

Let me now turn to the termination payments that form part of Chip Goodyear's contract of employment to show you how we are endeavouring to provide certainty to the executive, for the Group and for shareholders about amounts that might be paid when a contract comes to an end.

First the Group is entitled to terminate Mr Goodyear's contract on 12 months' notice. In that event, the amount payable is equal to 12 months' base salary and any amount that is due under his retirement benefit scheme. At the present time this would amount to US$1,850,000.

Second, the Board recognises that there are circumstances when the Board and the chief executive will reach a mutual decision that the contract should come to an end. In these circumstances Mr Goodyear will be entitled to additional benefits.

His entitlement to these benefits, however, will only come into effect if he has served a minimum period of three years. In those circumstances, Mr Goodyear will be entitled to retain his entitlements under the long-term part of the incentive plans. However, the retention of those entitlements remains subject to meeting the pre-determined performance hurdles.

The short-term parts, that is the deferred shares or options that he has already earned, subject to the additional holding period, will vest to Mr Goodyear.

As I have said, these arrangements have been designed to give Mr Goodyear, the Group and shareholders certainty around payments that might be made in the event his contract comes to an end. They are also designed to ensure that Mr Goodyear's interests, and the interests of the Group, remain aligned even after he has departed.

Needless to say, full details of these arrangements have been set out in the Annual Report.

Finally, let me summarise the key elements of BHP Billiton's approach to executive remuneration.

First, the Remuneration Policy is approved by the Board and is published in the Annual Report. That Policy contains a number of elements that I have already outlined.

Second, the remuneration of executive directors, together with the top five executives in the organisation, is reported each year in the Annual Report.

Third, shareholders are invited to approve the Remuneration Report at the Annual General Meeting.

Fourth, shareholders are invited to approve awards to executive directors under the Group Incentive Scheme.

Finally, our Incentive Scheme has been structured to meet the principles in the policy and to ensure that:

  A significant proportion of remuneration is "at risk";
  There is a cap on the number of shares that can be issued, which is five per cent of the combined capital of the Group in any 10-year period;
  Costs are contained. At last year's AGM we forecast that the cost to the P&L account of the long-term incentive plans was US$82.5 million. The actual cost for the 2003 financial year was US$65.3 million. Next year our forecast is US$59.8 million; and
  Options are currently expensed at their intrinsic value. The Group welcomes the proposed International Accounting Standards that will bring more uniformity to the way all of these items are accounted for and reported.

In closing the meeting, let me say that the results for the 2003 financial year are an indication of the real strength of the BHP Billiton Group.

In one of the most difficult years for the resources industry, we delivered strong results.

Importantly, your company is in good financial shape, with strong, consistent cash flow; decreasing debt; sound, professional and capable leadership; and an impressive pipeline of growth projects.

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: Level 27, 180 Lonsdale Street Melbourne Victoria 3000 Telephone +61 1300 554 757 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111

                                                                    The BHP Billiton Group is headquartered in Australia

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP BILLITON Plc
/s/ KAREN WOOD
_____________________

Karen Wood
Title: Company Secretary
Date: 24 October 2003